Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: February 16, 2022

Rigetti and Ampere Announce Strategic Partnership to Develop Cloud-native Hybrid Quantum-Classical Computers

•	Optimization of Ampere® Altra® Max processors and Rigetti Quantum Processing Units anticipated to deliver an integrated cloud platform for the $16 billion machine learning market

BERKELEY, Calif. and SANTA CLARA, Calif. — Feb, 16, 2022 (GLOBE NEWSWIRE) — Ampere Computing and Rigetti Computing today announced a strategic partnership to create hybrid quantum-classical computers designed to unlock a new generation of machine learning applications over the cloud.

Quantum computing is emerging as potentially one of the most transformative technologies in the world. It is expected to enable scientists and engineers to address problems of extreme computational complexity in areas like climate change, fusion energy, quantitative finance, drug development, and materials science. In each of these sectors, machine learning is playing a critical role in advancing potential solutions.

Pursuant to their partnership, the two companies will integrate Rigetti Quantum Processing Units (QPUs) with Ampere Altra Max cloud-native processors to create a hybrid computing environment intended to meet the rigorous demands of machine learning applications. This tight coupling of processing power has the goal of enabling the discovery and deployment of high performance machine learning algorithms, with Ampere Altra Max powered cloud servers expected to process vast amounts of data in concert with quantum calculations performed on Rigetti QPUs.

Hybrid architectures that leverage quantum computers operating in tandem with classical computers over the cloud have been pioneered by Rigetti since the company’s inception. Today this approach is the predominant quantum computing framework for solving a myriad of commercially valuable problems.

“Our partnership with Ampere will build on years of pioneering innovation in hybrid quantum-classical computing at Rigetti. We are thrilled to accelerate our technology leadership in this area with Ampere, an emerging leader in cloud native processor technology,” said Chad Rigetti, founder and CEO of Rigetti Computing. “Together, we’re focused on building the most powerful cloud computers and enabling customers to solve many of the world’s most important and pressing problems.”

“Our collaboration with Rigetti is a natural extension of our strategy to create cloud native processors optimized for a wide range of workloads and customer needs,” said Renee James, Ampere’s founder and CEO. “Quantum machine learning is emerging as a significant opportunity for scientific computing users and their providers of public and private clouds. We believe that Ampere and Rigetti will enable quantum computations of increased complexity, with the potential for higher performance at lower costs.”

The two companies anticipate working together to optimize quantum computer simulation software to run on Ampere Altra Max processors. Quantum computer simulators enable developers to study and benchmark algorithms and applications by executing quantum circuits on classical computers before running the programs on actual quantum computers. With a simulator optimized for Altra Max, it is expected that Rigetti customers will have the ability to build and test quantum computations of increased complexity, with higher performance, at lower costs.

About Ampere

Ampere is designing the future of hyperscale cloud and edge computing with the world’s first cloud native processor. Built for the cloud with a modern 64-bit Arm server-based architecture, Ampere gives customers the freedom to accelerate the delivery of all cloud computing applications. With industry-leading cloud performance, power efficiency and scalability, Ampere processors are tailored for the continued growth of cloud and edge computing.

About Rigetti Computing

Rigetti Computing is a pioneer in full-stack quantum computing. The company has operated quantum computers over the cloud since 2017 and serves global enterprise, government, and research clients through its Rigetti Quantum Cloud Services platform. The company’s proprietary quantum-classical infrastructure provides ultra-low latency integration with public and private clouds for high-performance practical quantum computing. Rigetti has developed the industry’s first multi-chip quantum processor for scalable quantum computing systems. The company designs and manufactures its chips in-house at Fab-1, the industry’s first dedicated and integrated quantum device manufacturing facility. Rigetti was founded in 2013 by Chad Rigetti and today employs more than 140 people with offices in the United States, U.K., and Australia.

Rigetti announced in October it has entered into a definitive merger agreement with Supernova Partners Acquisition Company II, Ltd. (“Supernova”) (NYSE:SNII), a publicly traded special purpose acquisition company. When the transaction closes, the publicly traded company will be named Rigetti Computing, Inc. and its common stock is expected to be listed under the ticker “RGTI.” Learn more at www.rigetti.com.

About Supernova

Supernova is led by Michael Clifton, who was most recently a technology investor at The Carlyle Group; Robert Reid, a long-time senior partner at Blackstone; Spencer Rascoff, a serial entrepreneur who co-founded Hotwire, Zillow, dot.LA and Pacaso and who led Zillow as CEO for nearly a decade; and Alexander Klabin, founder and CEO of Ancient and former managing partner, co-CIO and co-founder of Senator Investment Group.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Supernova’s ordinary shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. The Registration Statement was declared effective by the SEC on February 9, 2022 and the definitive proxy statement/prospectus and other relevant documents were mailed to shareholders of Supernova as of the record date established for voting on the proposed Business Combination and the other proposals regarding the Business Combination. Shareholders are able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication and the exhibits to this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “goal”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, but are not limited to, statements relating to the quantum computing applications to machine learning and the partnership with Ampere, including the potential discovery and deployment of high-performance machine learning algorithms, development of a cloud platform for machine learning and addressing problems of extreme computational complexity in areas like climate change, fusion energy, quantitative finance, drug development, and materials science. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to the closing of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and the definitive proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication or the exhibits to this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements other than as required by law.